Mail Stop 3561

April 27, 2009

Jeffrey W. Jones
Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent, Suite 1000
Broomfield, CO 80021

> **Re: Vail Resorts, Inc.**
> **File No. 001-09614**
> **Form 10-K: For the Fiscal Year Ended July 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**

Dear Mr. Jones:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended July 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

1. We believe that your MD&A disclosure would be clearer and more user-friendly if you discussed your results of operations for individually comparable periods on

a separate basis. For example, please consider discussing your Mountain segment's operating results for the comparative periods ended July 31, 2008 and July 31, 2007 separate from your discussion of the operating results for the comparative periods ended July 31, 2007 and July 31, 2006 (e.g., in separate sub-sections). Similarly, please consider revising the MD&A disclosure in your reports on Form 10-Q to discuss your company's operating results for the comparable quarterly periods separate from your discussion of the operating results for the comparable year-to-date interim periods.

2. Refer to your MD&A disclosure regarding the operating expense recognized by each of your segments. We note that you analyze the changes in the <u>aggregate</u> operating expense incurred by each segment, but you do not provide a detailed analysis of the individually material cost components that comprise each segment's total operating expense. In this regard, it appears that each of your segments incur various types of costs that (i) can fluctuate independent of the other costs recognized by that segment and (ii) are driven by different underlying factors and/or trends. For example, your mountain segment incurs U.S. Forest Service fees, ski school labor costs, dining labor costs, dining costs of sales, retail/rental cost of sales, costs related snowmaking (e.g. water costs), credit card fees, other resort fees, and allocated corporate overhead costs, and the period-to-period changes in several of these identified costs are driven by different underlying factors. Given the aforementioned observations, please revise your MD&A disclosure to quantify and analyze the material cost components that comprise the aggregate operating expense recognized by each of your segments. In connection with your expanded disclosure, please (a) consider utilizing tables to identify, quantify and present the material cost components which have been included in each segment's total operating expense (i.e., the absolute amount of cost incurred and changes in the amounts incurred) and (b) discuss the fluctuations in the amount of expense recognized for each material cost component listed in your tables. Please provide us with a sample of your proposed disclosure.

<u>Summary</u>

3. Per your disclosure in footnote 14 to the financial statements, you measure segment profitability based upon the non-GAAP measure "reported EBITDA." We acknowledge that it is acceptable for your MD&A disclosure to discuss your segments' results of operations based upon your measure of segment profit or loss. However, we note that you also disclose "Total Reported EBITDA" in your MD&A summary of your company's results of operations. In this regard, we do not believe that it is appropriate to present "Total Reported EBITDA" in any context other than the reconciliation required to be disclosed in accordance with paragraph 32 of SFAS No. 131. As such, please discontinue the presentation of "Total Reported EBITDA" in any context other than the SFAS No. 131 required reconciliation. For further guidance, refer to Question #21 of the Staff release

"Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

<u>Lodging Segment</u>

4. It appears that your lodging segment generates revenue from owned hotels and resorts, managed hotels and condominiums, properties operated under concessionaire contracts, golf operations, resort ground transportation services (as of November 1, 2008), dining services offered by GTLC, as well as other recreational activities (e.g., cruises on Jackson Lake, boat rentals, horseback riding, guided fishing, guided park tours, etc.) offered by GTLC. Furthermore, given that your lodging segment generated higher revenues during the non-peak seasons of fiscal year 2008 and 2007 (i.e., the quarterly periods ended October 31 and July 31) than during the peak seasons, it appears that the revenue generated from some of the ancillary services that the lodging segment offers may be material to the total revenue generated by the segment. Given the aforementioned observations, we believe that you should expand your MD&A disclosure to separately discuss the revenue generated by each material product or service offering of your lodging segment. In addition, consider whether the revenue generated by each of the Lodging segment's material product and service offerings should be separately disclosed in the footnotes to your financial statements pursuant to paragraph 37 of SFAS No. 131. Please provide a sample of your proposed disclosure as part of your response.

5. We note that your Lodging segment has produced lower "Reported EBITDA" during the quarterly periods aligned with your company's non-peak season (i.e., the quarterly periods ended October 31 and July 31), despite generating higher revenue during such periods. In this regard, consider whether a portion of your MD&A discussion should be dedicated to explaining why your lodging segment incurs significantly higher operating expenses during the non-peak season.

6. Refer to your disclosure regarding the revenue generated by your lodging segment. We note that a significant portion of your disclosure focuses on (i) explaining the changes in the revenue generated for comparable reporting periods in the context of average daily rates ("ADR") and revenue per available room ("RevPAR") and (ii) discussing the changes in ADR and RevPAR. In this regard, we note that while you discuss the impact of certain business factors on ADR and/or RevPAR, you have not quantified the impact that such factors have had on the <u>absolute</u> amount of revenue recognized by the Lodging segment. For example, you state that the addition of The Arrabelle Hotel contributed to the increase in the ADR realized in fiscal year 2008, as compared to fiscal year 2007; however, you have not quantified the impact that the addition of The Arrabelle Hotel has had on the absolute amount of revenue recognized by the Lodging segment. While we believe that you should continue to disclose and discuss relevant operating measures that are used by management to evaluate the performance of your segment, we also believe that your MD&A disclosure should

be expanded to provide greater insight into the <u>absolute</u> impact of business factors and/or trends that have affected the amount of revenue recognized. Please revise your MD&A disclosure accordingly.

7. We note from the "Business" section of your Form 10-K that your lodging segment generates revenue from both owned and managed properties – including approximately 1,500 managed condominium rooms. As such, it would appear that fluctuations in the average daily rate ("ADR") charged for rooms located in your company's owned hotels may have a different impact on the <u>absolute</u> amount of revenue recognized than changes in the ADR charged for rooms in your company's managed properties. However, it appears that your ADR measure, as well as RevPAR, may be based upon blended data related to your owned and managed properties. In this regard, please tell us (i) the basis upon which your company is compensated for managed rooms (e.g., a fixed management fee, percentage of revenue generated, etc.) and (ii) whether information related to managed rooms (i.e., revenues from managed rooms, number of occupied managed rooms, and number of available managed rooms) was used in your computations of ADR and RevPAR. If applicable, your response should specifically explain why you believe that operating information related to your owned properties and managed properties should be <u>aggregated</u> for purposes of (a) computing ADR and RevPAR and (b) discussing the changes in revenue recognized by your lodging segment. Alternatively, please revise future filings to discuss revenue generated from owned properties and managed properties on a separate basis.

8. Per your MD&A disclosure, your lodging segment realized an ADR of approximately $230.17 during fiscal year 2008. However, you state in the "Business" section of your Form 10-K that your company's <u>owned</u> hotels realized an ADR of approximately $184.42 during fiscal year 2008. Please explain why you have disclosed a higher fiscal year 2008 ADR in MD&A than in the "Business" section of your filing. In addition, if the ADR disclosed in MD&A incorporates operating information related to managed properties, explain why you believe that such measure is appropriate for your MD&A discussion.

<u>Real Estate Segment</u>

9. You state that different types of real estate projects have different revenue and expense volumes, as well as different margins. In this regard, we note that changes in real estate inventory mix and/or sales mix can greatly impact the net revenue, operating expense, and "Reported EBITDA" recognized by your Real Estate segment. We note further that the operating margins realized on your real estate sales have fluctuated significantly over fiscal years 2006, 2007, and 2008, as well the quarterly periods ended October 31, 2008 and January 1, 2009. Given the aforementioned observations, we believe that you should expand your MD&A discussion to provide a detailed analysis of the factors and/or underlying trends

impacting the margins realized on your real estate sales. We would expect your analysis to discuss factors including, but not limited to:

- the impact that changes in sales mix have had on the segment's realized operating margins,
- trends in the prices at which your real estate has been sold, as well as the impact of such trends on the segment's realized operating margins,
- contingent gains realized in the current period, which relate to development parcel sales that closed in prior periods, and their impact on the segment's realized operating margins,
- changes in your estimates of the relative sales values of the components of a project, and the impact of such changes on the segment's realized operating margins, and
- changes in your estimates of the remaining costs to be incurred for projects utilizing the relative sales value method, and the impact of such changes on the segment's realized operating margins.

In addition, consider disclosing how the operating margins anticipated for contracted, but unrecognized sales are expected to compare to the operating margins realized in your historical reporting periods. Please revise your MD&A disclosure accordingly, or advise. In addition, please provide an example of your proposed disclosure as part of your response.

Liquidity and Capital Resources

Significant Sources of Cash

10. We note the significant increase in the net cash provided by your company's operations.   As such, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to the material variances in the net cash provided by your company's operating activities. For example, with regard to the cash generated by your real estate segment, please discuss items such as, (i) cash received from real estate closings, real estate deposits, private club initiation fees and deposits, and other significant sources, (ii) cash used for real estate capital expenditures, investment, and construction activities, and (iii) factors or trends resulting in the changes in the amounts of cash received and/or cash used. In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operations. For further guidance, please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm .

Item 8. Financial Statements and Supplemental Data

Consolidated Statements of Operations

11. We note that you do not allocate depreciation expense to segment operating expense. As such, we believe that you should emphasize the fact that segment operating expense is not burdened by depreciation expense by revising the description of the applicable line item in your statement of operations to "Segment operating expense (exclusive of depreciation shown separately below)." Please revise future filings accordingly, or advise. Refer to SAB Topic 11.B for further guidance.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Inventories

12. We note that a significant portion of your Mountain segment's revenue is generated from retail/rental operations. In this regard, please expand your disclosure to state how and when inventory costs related to the equipment rented to your customers is recognized. Furthermore, please clarify whether such costs are included in the operating expenses disclosed for the Mountain segment.

Revenue Recognition

13. You state that revenue from private club initiation fees is recognized over the estimated life of the club facilities. Given the significance of the related deferred revenue balances at July 31, 2008 and January 31, 2009, as well as the recent introduction of the Arrabelle Club, please tell us and expand your disclosure in both this footnote and MD&A to state the specific period(s) (e.g., fiscal year(s) and/or amortization period(s)) over which you expect to recognize the private club initiation fees. Your expanded disclosure should also state the manner in which such revenue is being recognized (e.g., straight-line amortization, a measure of club usage, etc.). Furthermore, please tell us the difference between the "Private club deferred initiation fee revenue" and the "Private club initiation deposits" disclosed in Note 5 to your financial statements.

14. Per your revenue recognition policy, it appears that revenue is generally recognized using the full accrual method. However, you also state that if your company has an obligation to complete improvements or to construct amenities/facilities, revenue is recognized using the percentage of completion method. Additionally, you disclose that revenue is recognized based upon the "deposit" method, if payments have been received from buyers, but a sale has not been completed. Based upon the aforementioned observations, please tell us how

your policy for recognizing the sale of individual condominium units complies with the guidance provided in paragraph 37 of SFAS No. 66.

15. Based upon your discussion of the Real Estate segment in the "Business" section of your Form 10-K, it appears that the sale of improved and entitled land to third-party developers typically results in your company retaining certain rights, such as the option to purchase any retail/commercial space created in a development at cost. In this regard, please tell us what consideration was given to paragraph 26 of SFAS No. 66 in determining your revenue recognition policy for such sales.

Real Estate Cost of Sales

16. Per your revenue recognition policy, you use the "percentage-of-completion" method to recognize revenue if your company has a contractual obligation to complete improvements to land parcels or to construct amenities or other facilities pursuant to a consummated sale transaction. However, per your policy regarding "real estate cost of sales," costs of real estate transactions may include accrued commitment liabilities for costs to be incurred subsequent to the sales transaction. In this regard, it appears that you may recognize revenue attributable to certain sales transactions, prior to fulfilling your commitments under the sales agreements. As such, please tell us (i) whether there are circumstances for which you recognize revenue, although all commitments required by the related sales agreement have not been performed, (ii) if applicable, why you believe that the revenue recognized under such circumstances has been earned (i.e., the earnings process is complete), (iii) the nature of any commitment liabilities that are accrued prior to incurring the related expense, (iii) why you believe it is appropriate to accrue liabilities related to commitments prior to incurring the related expense, and (iv) when you recognize the revenue and profit attributable to the accrued commitment liabilities. As part of your response, please cite any accounting literature that you believe supports your accounting treatment.

5. Supplementary Balance Sheet Information

17. Please tell us and disclose the amount of goodwill that has been allocated to each of your reportable segments. In this regard, any future changes in the carrying amount of goodwill should also be disclosed for each segment. Furthermore, explain to us the basis upon which goodwill was initially assigned to your segments. Refer to paragraphs 34, 35, and 45(c) of SFAS No. 142 for guidance.

14. Segment Information

18. Please revise your future filings to disclose total assets by reportable segment – including a reconciliation of your reportable segments' assets to consolidated assets per your balance sheet, if different. Alternatively, explain in detail why

you believe that such disclosure is not necessary. Refer to paragraph 27 of SFAS No. 131 for further guidance.

Exhibits

19. Please file all updated employment agreements with named executive officers or advise. Refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Annual Cash Bonus, page 27

20. We note that you have not disclosed all of the 2008 VRDC performance goals which include, among others, sales and profitability targets. Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.

21. In the second full paragraph on page 28, you state "if the Company achieves the Reported EBITDA target, the Management Incentive Plan is funded at 100% of the target funding level." However, we note that the MIP uses several EBITDA targets, including targets for the mountain and lodging segments and for the resort. In future filings please clarify how you determine the funding level for the MIP if some EBITDA targets are met and others are not. We encourage you to consider providing illustrative examples if you believe they will be helpful to investors' understanding.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Aamira Chaudhry at 202-551-3389 for questions regarding the financial statements and related matters or Chanda DeLong at 202-551-3490 for questions regarding Schedule 14A. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief